June 21, 2006

Mr. John Hartz

Sr. Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop

Washington, DC 20549-7010

Re:

Moog Inc.

Form 10-K for the Fiscal Year Ended September 24, 2005

Filed December 7, 2005

File No. 1-05129

Dear Mr. Hartz:

I am Moog Inc.’s chief operating decision-maker.  I have carefully reviewed the inquires made by Ms. Shah, the response provided by our CFO, Bob Banta, and your response of June 7th.  I’m hopeful that I’ll be able to describe the way I manage the Company and how that relates to FAS131, paragraph 10, so that you’ll understand how we have developed our reportable segments.

Before I describe my management approach, it may be helpful if I point out that I’ve been a Moog employee for almost forty years.  I joined the Company when it was primarily a servovalve supplier to the aerospace industry and sales were $25 million.  Prior to becoming CEO in 1988, my career was primarily in production management and general management.  I’m thoroughly familiar with the Company’s products.  At one time or another, I’ve visited all but two of our facilities.  I’ve participated in on-site due diligence for all of our acquisitions.  I believe that I have an understanding and appreciation of the various elements of our Company that goes well beyond the picture painted in the “Green Book.”

I think that Bob Banta and his staff did a thorough job of recounting the historical development of our organization, and, particularly, of the Industrial Segment.  In the ‘60’s and the ‘70’s, we really did have a collection of wholly owned subsidiaries that were operated as independent companies.  As Bob pointed out, by the time I became CEO in the late ‘80’s that organizational approach was no longer suitable.  By that time, I had been a General Manager for twelve years and had come to the firm belief that the strength of our Company, or any company, depends on the strength of its product lines in their respective markets.  In today’s world, these are global markets.  As such, in my construct, our Company is a collection of global product lines and not statutory entities.  Our operating segments are the appropriate collections of product lines related either by market or by technology or both.  Our strategic planning is done at the product line level.  The mandate that I provide to the leadership of our four segments is to optimize performance at the segment level.

Let me elaborate, now, on the make-up of each of our segments.  The primary product thrust in our Aircraft Segment is flight control actuation.  Military customers are different from commercial customers even if they are part of the same company as in the case of Boeing.  So, our organization has sales people and product line managers aligned with the customer structure.  But, the Aircraft Group engineering and manufacturing staff supports both the military and commercial product lines.  In addition, the Aircraft Group has a single infrastructure in terms of financial management, information technology, and human resource management.  Within this integrated framework, we are able to calculate meaningful operating profit at the Aircraft Segment level, but not at the level of military or commercial aircraft.

Our Space and Defense Segment can be described in a similar fashion.  The satellite and launch vehicle products are related by their market association.  Launch vehicle actuation is related to missile actuation and defense controls by virtue of the basic technology employed.  And, in a fashion similar to Aircraft, the Space and Defense Group has an infrastructure that allows it to operate as a business.

Our Industrial Segment has the most interesting history and Bob Banta devoted much of his May 17th response to a description of that evolution and the current organizational arrangement.  We have worked very hard, in the last ten years, to dismantle what was a structure of independent operating companies so that our one Industrial segment could function as a collection of global product lines providing the same set of technologies to different portions of the global industrial controls markets.  We have achieved our objective in this transition and, as a result, none of our industrial companies could operate today as an independent business.  The leader of our Industrial Segment, Steve Huckvale, has changed an entire generation of management to achieve this “One Company” coordinated approach.  As the chief operating decision-maker, I do not focus my attention on the results of the individual entities within our industrial framework.  I do not measure results at that level to allocate resources.  Within the Industrial Segment, Mr. Huckvale allocates resources on the basis of global product line performance.  We’ve worked hard to accomplish this transformation and it would be extremely counterproductive for us to reverse our field and focus attention on the results of statutory entities below the Industrial Segment level.

Our fourth operating segment is what we call the Components Group.  We acquired this operation from Northrop Grumman at the beginning of our fiscal ‘04.  It had been the Poly-Scientific Division of Litton Industries before Northrop

Grumman bought Litton.  It operated autonomously as part of both Litton and Northrop.  The technology of the products is related to other Moog products, but it is sufficiently distinct that the engineering and manufacturing resources employed are different.  In addition, although the products are provided for use on some of the same aerospace and defense platforms as other Moog products, they are selected by a different category of customer personnel and the channels of distribution are distinctly different.  Recognizing all of these factors, we elected to leave the Components Group in tact and report it as a separate operating segment.  We have recently acquired another slip ring manufacturer, and are assimilating and integrating the activities of that company into our Components Group.

I hope the foregoing sheds some light on how we developed our operating segments.  One further thought.  Based on the observations you made in your June 7th letter, it would seem that you’re inferring from the fact that I’m on the distribution for the Green Book that I must be reviewing “discrete financial information at a level substantially below that of our reportable segments”.  I can understand how you might draw that inference.  The fact, though, is that I refer to only selected sections of the Green Book.  As Bob mentioned in his letter, this information is used by our Corporate Accounting and Treasury staff.  I am not a user of all this information.  My primary focus is on operating results by segment and sales by program.  That being the case, I’ve directed the staff to take me off the distribution for the Green Book and provide, on a quarterly basis, only those schedules which I actually use.  I’ve enclosed an index of what will be included in that quarterly report.

With respect to our R&D disclosure, I can assure you that our staff will make a concerted effort to provide investors with sufficient information to understand our accounting for pre-production costs.

Sincerely yours,

RTB:id

Enc.